Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the six months ended June 30, 2007

Pretax earnings from continuing operations before adjustment for
minority interests or income loss from equity investees	$70,775,078

Add:
Interest on indebtedness (excluding capitalized interest)	100,524,526
Amortization of debt related expenses	264,263
Portion of rents representative of the
interest factor	3,614,504
175,178,371

Distributed income from equity investees	239,416,641

Pretax earnings from continuing operations, as adjusted	$414,595,012

Combined fixed charges and preferred stock dividends —
Interest on indebtedness (including capitalized interest)	$112,907,938
Preferred dividend factor	5,818,750
Amortization of debt related expenses	(808,779)
Portion of rents representative of the
interest factor	3,614,504

Combined fixed charges and preferred stock dividends	$121,532,413

Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends	3.4